--------
|FORM 4|
--------                                          ------------------------------
                                                          OMB APPROVAL
[ ] CHECK THIS BOX IF NO LONGER SUBJECT           ------------------------------
    TO SECTION 16. FORM 4 OR FORM 5               OMB Number:          3235-0287
    OBLIGATIONS MAY CONTINUE.  SEE                Expires:      January 31, 2005
    INSTRUCTION 1(b).                             Estimated average burden
                                                  hours per response.........0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

  LaPenta,                          Robert                 V.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                       c/o L-3 Communications Corporation
                                600 Third Avenue
--------------------------------------------------------------------------------
                                    (Street)

  New York                         New York              10016
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name AND Ticker or Trading Symbol

     L-3 Communications Holdings, Inc. (LLL)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     October 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |X|  Officer (give title below)           |_|  Other (specify below)

     President and Chief Financial Officer
     --------------------------------------------
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                        5.             6.
                                                        4.                              Amount of      Owner-
                            2.                          Securities Acquired (A) or      Securities     ship
                            Trans-         3.           Disposed of (D)                 Beneficially   Form:      7.
                            action         Transaction  (Instr. 3, 4 and 5)             Owned          Direct     Nature of
                            Date           Code         ------------------------------- Following      (D) or     Indirect
1.                          (Month/        (Instr. 8)                   (A)             Reported       Indirect   Beneficial
Title of Security           Day/           ------------                 or              Transaction(s) (I)        Ownership
(Instr. 3)                  Year)           Code     V      Amount      (D)    Price    (Instr. 3 & 4) (Instr. 4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------

===========================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

                                                                          (Over)

TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

================================================================================

                                                                                                   9.
                                                                                                   Number    10.
                                                                                                   of        Owner-
                                                                                                   Deriv-    ship
                                                                                                   ative     Form
             2.                                                                                    Secur-    of
             Conver-                     5.                              7.                        ities     Deriv-   11.
             sion                        Number of                       Title and Amount          Bene-     ative    Nature
             or                          Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-              4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise               Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.         action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-     Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action     (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date       8)       4 and 5)      Date     Expira-            Number  ity     action    (I)      ship
Security     Secur-  (Month/    ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     Day/Year)  Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Put option  (Note 1) 10/19/01   J/K(1)     1           4/21/03  4/21/03  Common    300,000 (Note 1)    1       D
(right to                                                                Stock
sell)
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

=============================================================================================================================

Explanation of Responses:


         See attached sheet.



         /s/ Christopher C. Cambria                              2/11/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
      Christopher C. Cambria
      Authorized Signatory



** Intentional misstatements or omissions of facts constitute Federal Criminal Violations
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                Robert V. LaPenta
                              Attachment to Form 4
                        L-3 Communications Holdings, Inc.
                                  October 2001



Note 1 The Reporting Person entered into a hedging arrangement termed a "variable prepaid forward agreement" with a securities broker effective as of October 19, 2001 and relating to 300,000 shares of the Issuer's Common Stock, $0.01 par value per share (the "Shares"), after adjustment to reflect the 2-for-1 stock split declared by the Issuer's Board of Directors on April 23, 2002 (the "Stock Split"). The arrangement is reflected in Table II as the acquisition of a put option. Following the scheduled expiration date of April 21, 2003, the number of Shares deliverable upon exercise of the put may vary, reflecting a minimum price of $43.06165 per share and a maximum price of $49.5209 per share for the Shares, in each case as adjusted to reflect the Stock Split and subject to further adjustment for dividends received and other events.